

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130 Maitland, FL 32751	*Certified Public Accountants* Email: pam@ohabco.com	Telephone 407-740-7311 Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Conover Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on Conover Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Conover Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Conover Securities Corporation's auditor since 2018.

Maitland, Florida

November 12, 2020


Conover Securities Corporation
Statement of Financial Condition
August 31, 2020

Assets


Cash and cash equivalent	$	89,207
Deposit at clearing firm		15,006
Commission receivable		4,375
Total assets	$	108,588


Liabilities and Stockholder's Equity


Liabilities

Account payable and accrued expenses	$	9,848
Accrued expenses – related party		19,082
Forgivable loan payable		35,000
Total liabilities		63,930

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 50,000 shares authorized,		
23,500 shares issued and outstanding.		308,000
Accumulated deficits		(263,342)
Total stockholder's equity		44,658
Total liabilities and stockholder's equity	$	108,588


The accompanying notes are an integral part of these financial statements.


NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Conover Securities Corporation (the "Company") was incorporated in the State of Washington on November 1, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The Company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

Revenue Recognition
Brokerage commissions for executing transactions are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date because that is when the Company believes the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions received from the sale of direct mutual funds, variable annuities and other insurance products are recognized at the time the associated service is fulfilled.

Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Security Transaction
Commission income and related clearing expenses are recorded on a trade date basis. Revenue generated from sales of mutual funds and annuities are recorded when earned on a trade-date basis.

Income Taxes
The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.   The balance at August 31, 2020 was $15,006.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$	$ 53,661	$ (53,661)	$ -
Total income taxes expense (benefit)	$ -	$ 53,661	$ (53,661)	$ -

NOTE 3: INCOME TAXES
(continued)

The Company has available at August 31, 2020, $255,529 of unused federal net operating losses, which may be applied against future taxable income, resulting in a deferred tax asset of $53,661. The net operating loss begins to expire in the year 2039.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Company pays the Parent for use of its facilities and administrative personnel. Under this agreement, the Company recorded $6,000 for rent and utilities, $15,000 for administrative personnel of which $11,750 is due to the parent at August 31, 2020.

The Company will periodically pay for de minimis expenses on behalf of an affiliate. As of August 31, 2020, the Company also owed the affiliate for other direct expenses paid on behalf of the Company. The net balance of $19,082 is presented as Accrued Expenses–Related Party on the Statement of Financial Condition.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows.

The Company is not defendant in any lawsuits. The Company does not have any commitments or contingencies as of August 31, 2020.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at August 31, 2020 or during the year then ended.

NOTE 7: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 12, 2020.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2020, the Company had net capital of $75,283 which was $70,283 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.